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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         ASSISTED LIVING CONCEPTS, INC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   04543L-10-9
                                 --------------
                                 (CUSIP Number)



             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


/ /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

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CUSIP No. 04543L-10-9


1.  Names of Reporting Persons.

    LTC PROPERTIES, INC.

2. Check the appropriate Box if a Member of a Group (See Instructions)

   (a) / /

   (b) /X/

3.  SEC Use Only

4.  Citizenship or Place of Organization

    MARYLAND

Number of             5.  Sole Voting Power:    853,389 shares.
Shares Bene-          6.  Shared Voting Power:    -0-  shares .
ficially by           7.  Sole Dispositive Power:    853,389 shares.
Owned by Each         8.  Shared Dispositive Power:   -0-  shares .
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    853,389 shares  (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):   N/A

11. Percent of Class Represented by Amount in Row (9)

    4.7%

12. Type of Reporting Person (See Instructions)

    CO

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CUSIP No. 04543L-10-9


1.  Names of Reporting Persons.

    LTC HEALTHCARE, INC.

2. Check the appropriate Box if a Member of a Group (See Instructions)

   (a) / /

   (b) /X/

3.  SEC Use Only

4.  Citizenship or Place of Organization

    NEVADA

Number of             5.  Sole Voting Power:    145,421 shares.
Shares Bene-          6.  Shared Voting Power:    -0-  shares .
ficially by           7.  Sole Dispositive Power:    145,421 shares.
Owned by Each         8.  Shared Dispositive Power:   -0-  shares .
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    145,421 shares  (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11. Percent of Class Represented by Amount in Row (9)

    0.8%

12. Type of Reporting Person (See Instructions)

    CO

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CUSIP No. 04543L-10-9


1.  Names of Reporting Persons.

    ANDRE C. DIMITRIADIS

2. Check the appropriate Box if a Member of a Group (See Instructions)

   (a) / /

   (b) /X/

3.  SEC Use Only

4.  Citizenship or Place of Organization

    UNITED STATES

Number of             5.  Sole Voting Power:    49,921 shares.
Shares Bene-          6.  Shared Voting Power:    -0-  shares .
ficially by           7.  Sole Dispositive Power:    49,921 shares.
Owned by Each         8.  Shared Dispositive Power:   -0-  shares .
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    49,921 shares  (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11. Percent of Class Represented by Amount in Row (9)

    0.3%

12. Type of Reporting Person (See Instructions)

    IN

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CUSIP No. 04543L-10-9


1.  Names of Reporting Persons.

    JAMES J. PIECZYNSKI

2. Check the appropriate Box if a Member of a Group (See Instructions)

   (a) / /

   (b) /X/

3.  SEC Use Only

4.  Citizenship or Place of Organization

    UNITED STATES

Number of             5.  Sole Voting Power:    11,514 shares.
Shares Bene-          6.  Shared Voting Power:    -0-  shares .
ficially by           7.  Sole Dispositive Power:    11,514 shares.
Owned by Each         8.  Shared Dispositive Power:   -0-  shares .
Reporting
Person With:

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    11,514 shares  (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11. Percent of Class Represented by Amount in Row (9)

    0.1%

12. Type of Reporting Person (See Instructions)

    IN

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ITEM 1.

    a)  Assisted Living Concepts, Inc.

    b)  11835 N.E. Glenn Widing Drive, Bldg. E
        Portland, Oregon 97220-9057

ITEM 2.

    (a) LTC Properties, Inc.
        LTC Healthcare, Inc.
        Andre C. Dimitriadis
        James J. Pieczynski

    (b) 300 Esplanade Drive, Suite 1860
        Oxnard, California 93030

    (c) LTC Properties, Inc., is a Maryland corporation. LTC Healthcare, Inc., is a Nevada corporation. Messrs. Dimitriadis and Pieczynski are citizens of the United States.

    (d) Common Stock

    (e) 04543L-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    Not applicable

ITEM 4. OWNERSHIP

    The information in items 1 and 5-11 on the cover pages (pages 2-5) of this statement on Schedule 13G is hereby incorporated by reference.

    Of the 853,389 shares beneficially owned by LTC Properties, Inc. and reported on this statement, 693,177 shares represent shares that may be acquired on the conversion of $15,645,000 face principal amount of the issuer's 6% Convertible Subordinated Debentures due November 2002 and the remaining 160,212 shares represent shares that may be acquired on the conversion of $4,195,000 face principal amount of the issuer's 5-5/8% Convertible Subordinated Debentures due May 2003.

    Of the 145,421 shares beneficially owned by LTC Healthcare, Inc. and reported on this statement, 114,574 shares represent shares that may be acquired on the conversion of $3,000,000 face principal amount of the issuer's 5-5/8% Convertible Subordinated Debentures due May 2003.

    Of the 49,921 shares beneficially owned by Andre C. Dimitriadis and reported on this statement, 6,645 shares represent shares that may be acquired on the conversion of $150,000 face principal amount of the issuer's 6% Convertible Subordinated Debentures due November 2002 and 15,276 shares represent shares that may be acquired on the conversion of $400,000 face principal amount of the issuer's 5-5/8% Convertible Subordinated Debentures due May 2003.

    Of the 11,514 shares beneficially owned by James J. Pieczynski and reported on this statement, 3,819 shares represent shares that may be acquired on the conversion of $100,000 face principal amount of the issuer's 5-5/8% Convertible Subordinated Debentures due May 2003.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    April 16, 1999
                                    --------------
                                         Date



                                    LTC HEALTHCARE INC.,
                                    a Nevada corporation


                                    /s/ James J. Pieczynski
                                    -----------------------
                                    James J. Pieczynski,
                                    President and Chief Financial Officer



                                    LTC PROPERTIES, INC.,
                                    a Maryland corporation


                                    /s/ James J. Pieczynski
                                    -----------------------
                                    James J. Pieczynski,
                                    President and Chief Financial Officer


                                    /s/ Andre C. Dimitriadis
                                    ------------------------
                                    ANDRE C. DIMITRIADIS


                                    /s/ James J. Pieczynski
                                    -----------------------
                                    JAMES J. PIECZYNSKI